EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Immediate report – declaration of labor dispute in Pelephone

The Company provides notification that on November 3, 2016, it was notified by the subsidiary, Pelephone Communications Ltd. (“Pelephone”) that it had been notified by the New General Federation of Labor Internet, Cellular and Hi-Tech Workers Union that it had declared a labor dispute in accordance with the Labor Dispute Settlement Law, 5717-1957, and of a strike as of November 17, 2016 onwards (the “Notice”).

According to the Notice, the dispute pertains primarily to the implementation of unilateral organizational/structural changes having significant implications for employees in terms of their employment terms, rights and employment security, including changes that would affect their occupation and adversely affect the employment terms of sales representatives in the private customer division. Pelephone rejected such claims in previous correspondence.

Neither the Company and/nor Pelephone is able to evaluate the implications of such notice at the present stage.

The above summary constitutes a translated summary of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.